SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA results 2003 and interim dividend
2.	BBVA Bancomer tender offer
3.	Member of the board of directors resignation

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENTS:

BBVA results 2003

Attributable net income at BBVA rises 29.5% to 2,227 million euros

At the General Shareholders Meeting the Bank will propose an increase of 10.3% in the total dividend paid against 2003 results

BBVA meets its goal of being one of the three top banks in the euro zone

❑	Return on equity (ROE) rises to 18.4% compared to 13.7% in 2002

❑	Efficiency improves by one point to 46.6% with improvements in all business areas and zero cost growth in domestic business

❑	Earnings per share (EPS) grew by 29.5% and this puts the Bank at the head of the banking sector in Spain and in the Eurostoxx

All three business areas recorded improved volume of activity and recurrent results

❑	Retail banking in Spain and Portugal achieved attributable net income of 1,239 million euros and recorded progressive growth in activity: lending increased by 13.9% and customer funds by 9%

❑	Wholesale and Investment Banking reinforced the positive trend with an increase of 22.5% in attributable net income, which came to 468 million euros

❑	The Americas Area increased attributable net income by 24% in local currency, to 715 million euros, gaining selective market share

❑	BBVA Bancomer increased attributable net income by 24% in local currency, to 406 million euros

BBVA reinforced its capital base

❑	Non-performing loans declined from 1.70% to 1.31% and coverage increased by 10 points to 201.1%, excluding Argentina and Brazil

❑	The Group strengthened its solvency level: the BIS ratio rose to 12.7% with Tier 1 of 8.5% and core capital of 6.2%

In 2003 BBVA achieved attributable net income of 2,227 million euros with an increase of 29.5% over 2002. This result, which amply exceeds the Bank’s objectives, means it will propose an increase of 10.3% in the total 2003 dividend, rising to 0.384 euros per share, at the General Shareholders Meeting on 28th February. These results are supported by the performance of recurrent business. There were improvements in the level of activity in all three business areas, which rose steadily throughout the year.

This allowed the Bank to meet another of its announced goals: to be one of the top three financial entities in the Eurostoxx in terms of earnings per share or EPS (which grew by 29.5%), efficiency (which improved from 47.6% to 46.6% in uniform terms) and in terms ROE (which improved from 13.7% to 18.4%). BBVA also strengthened its balance sheet with lower non-performing loans and greater coverage. The BIS ratio increased together with core capital to 12.7% and 6.2%, respectively.

The year 2003 was characterised by a drop in interest rates, the depreciation of the US and Latin-American currencies against the euro and the slowdown of economic activity. This was accompanied by volatility in the financial markets and especially by a climate of uncertainty in the first part of the year.

In this context, BBVA exceeded the initial goal of increasing attributable net income by 25% and achieved income of 2,227 million euros, which was 29.5% higher than the 1,719 million euros recorded in 2002. Calculated at constant exchange rates, the increase would have been 42.7%.

Growth of attributable net income at BBVA increased progressively each quarter; the figure was -12.4% in the first quarter, 0.1% at the half year, 5.1% in the year to September and 29.5% at the close.

The performance of revenues on the more recurrent businesses had a notable effect on the aforementioned evolution. With Argentina and Brazil carried by the equity method and at constant exchange rates, all the income lines of the profit and loss account grew. Net interest income grew by 5.9%, ordinary revenues grew by 4.9% and the operating profit grew by 8.7%. This shows the trend in the results, without the impact of the depreciation of Latin-American currencies.

The growth in the more recurrent sources of income was driven by the increase in activity throughout the year. Thus, in Retail Banking the year-on-year increase in lending activities accelerated to 13.9% at 31st December 2003, compared to 11.5% in June and total funds (the sum of deposits, mutual funds and pensions) increased by 9% in December compared to 5.3% in June.

This progressive trend was also observed in the Americas where lending increased by 10.7% in local currency (7.6% in the year to June) and traditional customer funds plus mutual funds increased by 12.7% (11.7% at 30th June 2003).

The total activity of the Group grew 2.7% in the year to 287,150 million euros. Total lending increased 4.7% to 153,271 million euros and total customer funds under management grew 2.3% to 295,905 million euros. Excluding Argentina and Brazil and at constant exchange rates, total assets grew 10.7%, lending grew 10.1% and customer funds under management grew 9.3%.

Increased activity in Retail Banking

As part of the positive developments in the level of the Group’s activity and its results, Retail Banking in Spain and Portugal achieved attributable net income of 1,239 million euros (a decline of 2.1%) with a return on equity (ROE) of 30.9%.

The recovery of activity and the marketing offensive based on innovation and advanced launching of products and services starting in May 2003, compensated the fall in interest rates. Operating profit grew by 0.7%, to 2,465 million euros.

Lending activities in Retail Banking grew 13.9% by the end of the year and achieved a stable market share. This growth was recorded in all segments: individuals (14.3%) which included an increase of 18.5% in mortgage loans for private home owners, business loans (17.1%) and SME Banking loans (14%). Growth in all these segments accelerated during the course of the year.

In terms of customer funds (deposits, mutual funds and pension funds) a clear recovery was also noted with growth of 9% (without the effect of the Law Courts account) and this also helped the Group to maintain its market share.

In the area of Retail Banking there was a notable acceleration in net fee income. This came to 409 million euros in the fourth quarter (the best quarter in 2003). Fee income related to funds recovered and there was sustained growth in the usual banking fees.

Despite the improvement in the non-performing loan ratio, which declined from 1% to 0.88%, 492 million euros were earmarked for loan provisions. This was 13.6% higher due to the increase in lending.

Efficiency of Retail Banking in Spain and Portugal continued to improve and at the end of the year it stood at 44.7% compared to 44.8% in 2002.

Wholesale and Investment Banking confirmed recurrent results

The Wholesale and Investment Banking area in 2003 achieved attributable net profits of 468 million euros with an increase of 22.5% over 2002. These figures consolidate BBVA as the market leader in Spain. ROE improved from 19.5% in 2002 to 23% at the end of last year.

The key to this area is its capacity to generate recurrent results. These led to growth of 12.6% in the operating profit for the year, which came to 654 million euros.

The three main lines pursued by management were: appropriate price management despite the fall in rates, new improvements in productivity where efficiency improved from 35.6% to 31.7% by the end of the year and excellent risk control. The non-performing loan ratio once again fell to 0.66% despite the air of crisis in some international corporations.

The Americas: steady improvement – especially in Mexico

The Americas, excluding Argentina and Brazil, reached 715 million euros in attributable net income. This figure represents an increase of 24% compared to 2002 in local currency terms (a decline of 2.8% in current euros). ROE in the area grew from 22.7% to 24%.

In this area the most relevant aspect is the higher level of activity in lending and especially in the gathering of deposits. There were general but selected gains in market share in most regions.

In this context and in terms of constant euros, 2003 produced an increase of 10.5% in core revenues despite the fall in interest rates in the region. There was a clear improvement in efficiency – from 46.0% to 44.1%.

In the Americas, Mexico provides the most important contribution to earnings. Its attributable net profit grew by 24% in local currency to 406 million euros thanks to improved activity in the more profitable lines of business. Good management helped to counteract the sharp decline in interest rates and the operating profit rose to 1,487 million euros – an increase of 25.4% in local currency. Efficiency at BBVA Bancomer improved 3.8 points to 42.2%.

BBVA in the top three

In 2003 BBVA continued to apply its policy of building strength. This had an effect on the health of its balance sheet and on its level of solvency. The Group finished 2003 with improved levels of return, efficiency and EPS (which rose 29.5%). Although the figures for other competitors are not yet known, it is expected that the Bank has achieved its objective of being one of the top three financial institutions in the Eurostoxx. In addition, by the end of the year it will also be the European leader in terms of non-performing loans, coverage and solvency.

Return on equity in 2003 was 18.4%, compared to 13.7% in 2002 and the return on assets (ROA) rose to 1.04% from 0.85% a year earlier.

BBVA also improved its capital ratios. The BIS ratio is 12.7% compared to 12.5% at the end of 2002 and the capital base surplus is 7,057 million euros. Tier 1 improved from 8.4% in 2002 to 8.5% in 2003 and core capital increased from 5.9% to 6.2%.

In uniform terms (with Argentina and Brazil carried by the equity method) efficiency improved once again from 49.9% in 2001 and 47.6% in 2002, to 46.6% in 2003. Improvement was recorded in all areas and there was zero cost growth in domestic businesses.

The Group’s non-performing loan ratio witnessed an important improvement, declining from 2.37% to 1.74% and the rate of coverage increased from 146.8% to 166.3%. If Argentina and Brazil are excluded, the non-performing loan ratio improved from 1.70% in 2002 to 1.31%, and coverage improved from 191.1% to 201.1%. Non-performing loans in Spain now stand at 0.72%. This level compares favourably with the banking system as a whole and is 0.13 points lower than the equivalent figure a year earlier.

FOURTH INTERIM DIVIDEND FOR YEAR 2003

The BBVA Board of Directors will propose to the General Meeting the payment of the last interim dividend against 2003 results: euros 0.114 for share. The total amount of dividend paid against 2003 results would be euros 0.384 per share (+10.3% over 2002 dividend).

BBVA Group Highlights (Consolidated figures)

	31-12-03	31-12-02	Δ% (YoY)
BALANCE SHEET (millions of euros)
Total assets	287,150	279,542	2.7
Total lending (gross)	153,271	146,413	4.7
Customer funds recorded on balance sheet	182,830	180,570	1.3
Other customer funds managed	113,075	108,815	3.9
Total customer funds managed	295,905	289,385	2.3
Shareholders’ funds (including profit for the year) (1)	12,410	12,354	0.5
INCOME STATEMENT (millions of euros)
Net interest income	6,741	7,808	(13.7)
Core revenues	10,004	11,476	(12.8)
Ordinary revenues	10,656	12,241	(12.9)
Operating profit	4,895	5,577	(12.2)
Operating profit (Argentina and Brazil consolidated under equity method)	4,883	5,103	(4.3)
Pre-tax profit	3,812	3,119	22.2
Attributable net income	2,227	1,719	29.5
DATA PER SHARE AND MARKET CAPITALISATION
Share price	10.95	9.12	20.1
Market capitalisation (millions of euros)	34,995	29,146	20.1
Attributable net income	0.70	0.54	29.5
Book value	3.88	3.87	0.3
PER (Price Earning Ratio; times)	15.7	17.0
P / BV (Price/Book value; times)	2.8	2.4
RELEVANT RATIOS (%)
Operating income / ATA	1.75	1.93
ROE (Attributable net income / Average equity)	18.4	13.7
ROA (Net income / Average total assets)	1.04	0.85
RORWA (Net income / Risk weighted assets)	1.74	1.48
Cost / income ratio	47.2	47.2
NPL ratio	1.74	2.37
Coverage ratio	166.3	146.8
CAPITAL ADEQUACY RATIOS (BIS rules) (%)
Total	12.7	12.5
Core capital	6.2	5.9
TIER I	8.5	8.4
OTHER INFORMATION
Number of shares (millions)	3,196	3,196
Number of shareholders	1,158,887	1,179,074
Number of employees	86,197	93,093
. Spain	31,095	31,737
. America (2)	53,100	59,293
. Rest of the world	2,002	2,063
Number of branches	6,924	7,504
. Spain	3,371	3,414
. America (2)	3,353	3,886
. Rest of the world	200	204

N.B.: Non-audited data. Consolidated statements follow generally accepted accounting principles of Bank of Spain Circular 4/91 and later Circulars.

(1)	After distribution of fiscal year earnings.
(2)	This heading includes BBVA Group’s banking and pension management activities in all Latin American countries in which it is present.

Consolidated income statement

(Millions of euros)

	2003	Δ% (YoY)	2002

Financial revenues	12,537	(27.2)	17,234
Financial expenses	(6,260)	(36.0)	(9,784)
Dividends	464	29.6	358

NET INTEREST INCOME	6,741	(13.7)	7,808
Net fee income	3,263	(11.1)	3,668

CORE REVENUES	10,004	(12.8)	11,476
Net trading income	652	(14.8)	765

ORDINARY REVENUES	10,656	(12.9)	12,241
Personnel costs	(3,263)	(11.8)	(3,698)
General expenses	(1,768)	(14.7)	(2,074)

GENERAL ADMINISTRATIVE EXPENSES	(5,031)	(12.8)	(5,772)
Depreciation and amortization	(511)	(19.1)	(631)
Other operating revenues and expenses (net)	(219)	(16.1)	(261)

OPERATING PROFIT	4,895	(12.2)	5,577
Net income from companies under the equity method	383	n.m.	33
Memorandum item: dividends received	(319)	31.7	(242)
Amortization of goodwill	(639)	(5.9)	(679)
Net income from Group transactions	553	53.3	361
Net loan loss provisions	(1,277)	(26.8)	(1,743)
Net securities writedowns	—	—	3
Extraordinary items (net)	(103)	(76.2)	(433)

PRE-TAX PROFIT	3,812	22.2	3,119
Corporate income tax	(915)	40.1	(653)

NET INCOME	2,897	17.5	2,466
Minority interests	(670)	(10.2)	(747)
. Preference shares	(214)	(22.2)	(276)
. Other	(456)	(3.2)	(471)

ATTRIBUTABLE NET INCOME	2,227	29.5	1,719

BBVA launches a Public Tender Offer to Acquire 40.6% of BBVA Bancomer for € 3.3 Billion

BBVA reports that the Board of Directors has resolved to launch a public bid for the acquisition (after obtaining due administrative authorisation in Mexico and Spain) over the 3,765,923,204 shares (including those certified as ADSs), representing approx. 40.6% of the share capital of the Mexican financial institution, GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER), i.e. the part it does not currently own. Said bid will offer a cash price of 12 Mexican pesos per share.

The estimated total investment for this operation, should approx. 40.6% of BANCOMER’s share holders take up the bid, would be approximately 45.2 billion Mexican pesos (approximately 3,300 million euros). Once the Bid has been completed, BBVA intends to take measures leading to a request for the de-listing of BANCOMER shares from the Bolsa de Valores Mexicana, following all applicable requirements of Mexican legislation.

➢	The transaction enhances BBVA’s Cash EPS by more than 5% from year one, creates value for its shareholders and meets BBVA’s strategic goals

➢	BBVA will pay 12 Mexican pesos (MXN 12) per BBVA Bancomer share in cash, a 13.7% premium over the last closing price on Friday, January 30, 2004

➢	BBVA Bancomer is the leading financial group in Mexico, with a market share greater than 25% in the banking business

➢	BBVA Bancomer’s shares have appreciated by approximately 111% since June 2000, when BBVA took control of the Mexican group

BBVA announced today its intention to launch a public tender offer to acquire 40.6% of the outstanding shares of BBVA Bancomer, increasing its ownership from 59.4% to 100%. BBVA will pay MXN 12 in cash per BBVA Bancomer share (MXN 240 per ADS), representing a 13.7% premium over the last closing price on Friday January 30, and an 18.9% premium over the average of the closing prices of the last thirty trading days. The offer, which intends to delist BBVA Bancomer’s shares, has a total value of MXN 45.2 billion (approximately € 3.3 billion).

With this offer, BBVA will consolidate its position in the number one financial group in Mexico, leading player in nearly all of the businesses it operates. BBVA Bancomer is in a great competitive position to take advantage of the potential of the Mexican economy and the Mexican banking system. The transaction will create value for BBVA’s shareholders, increasing the Cash EPS by more than 5% from year one. At the same time, it is an attractive offer to the shareholders of BBVA Bancomer.

The transaction accomplishes the strategic goals of the Group, accelerating its growth and creating value for its shareholders.

With this offer, BBVA confirms its commitment to Mexico and to BBVA Bancomer, which has became one of the main growth drivers of BBVA after its successful transformation in the past three years into a solid, profitable, innovative and client-oriented bank.

This offer is very attractive to BBVA Bancomer’s shareholders. The premium offered plus the appreciation of the shares since June 2000 (when BBVA took control of the company) implies a return of 140%.

The offer, in which Morgan Stanley is acting as sole financial advisor to BBVA, has been communicated to the Spanish and Mexican regulators, and is subject to the required approvals. Once the offer becomes effective, it will remain open for 20 business days and is expected to be completed by March 2004.

A Profitable Transaction

BBVA currently has a 59.4% controlling stake in BBVA Bancomer. It is launching the offer to acquire all of the outstanding shares held by minority shareholders, representing approximately 40.6% of BBVA Bancomer’s outstanding shares.

The price offered is MXN 12 in cash for each BBVA Bancomer share (MXN 240 for each ADS), representing a total consideration of € 3.3 billion, if all of the minority shareholders tender their shares. The price offered represents a premium of 13.7% over last Friday’s closing price and a premium of 18.9% over the average of the closing prices during the last thirty trading days.

At the closing of the Offer, BBVA has the intention to request the delisting of BBVA Bancomer’s shares from the Mexican stock exchange (Bolsa Mexicana de Valores), subject to the applicable requirements of Mexican law.

The acquisition, which will have a positive impact on BBVA’s EPS, will allow the Group to accelerate its growth. In addition, timing is appropriate and the transaction does not carry any integration risks.

With the objective of maintaining a 6% core capital for BBVA by year-end, the offer will be financed through three sources of funds. Firstly, BBVA will use core capital generated during 2004. Secondly, BBVA will use funds obtained through the divestiture of some of the Group’s industrial portfolio holdings and non-strategic financial investments. Last, BBVA will raise funds from a capital increase in 2004.

During the last three months, BBVA has executed sales of its industrial portfolio for a total amount of € 1.4 billion, generating € 615 million of core capital.

After these sales, BBVA’s industrial portfolio has now a current market value of approximately € 5.9 billion, an amount that is higher than the market value of the portfolio a year ago, before these sales.

Additionally, BBVA has sold several non-strategic financial investments over the past few months, namelyf its holdings in Banco Atlántico, Wafabank and Direct Seguros. The proceeds from these sales amount to a total of € 466 million, and the core capital generated to € 232 million.

After the transaction, the percentage of BBVA’s economic capital allocated to retail banking will increase from 50% to 57%, while the weight of the industrial portfolio holdings will decrease from 16% to 9%. This change represents a shift in capital allocation to the key strategic businesses of BBVA, such as the retail banking business in a key market for the Group.

With this transaction, BBVA shareholders will see an increase in both EPS and Cash EPS (EPS plus amortization of goodwill). According to BBVA estimates, the impact on both figures will be positive from year one:

BBVA Estimates	2004	2005	2006
EPS Impact (%)	0.6%	1.0%	2.5%
Cash EPS Impact (%)	5.2%	6.1%	6.9%

Usidng I/B/E/S estimates

The Best Player in a Growing Market

The tender offer is in line with the profitable growth strategy of BBVA and its commitment to Mexico as one of the main growth drivers of the Group.

BBVA Bancomer operates in one of the most stable economies in Latin America, with the highest GDP per capita and one of the lowest bancarization levels in the region, i.e. in a market with a high banking business potential. In this context, BBVA Bancomer is in the best competitive position to benefit from the favorable economic outlook for Mexico in 2004.

In the last three years, BBVA Bancomer has evolved into a success story as a result of a management strategy that has placed the financial group in a solid, innovative, profitable and client-oriented position.

The Mexican group successfully managed the integration process started in 2000, and today it has outstanding competitive advantages:

➢	It is the first financial franchise, with a leading position in the banking business and market shares above 25% in terms of deposits and loans

➢	It is the first group in bancassurance (market share of 38.8%), and the second in pension fund management (21.3%)

➢	It is the first group in the business of fund transfers (40%) to and from persons outside of Mexico, a rapidly growing business

➢	It is the first group in total branches in Mexico (1,653 offices), with leadership in brand awareness and the leading distribution network in 91% of Mexican states

➢	It has a solid capital position and a low level of risk

➢	It reached a return on equity (ROE) of 13.3% in 2003 (from 5.6% in 2000), and has improved its efficiency ratio to 53% in 2003 down from 70% in 2000

* * *

This document is only provided for information purposes and does not constitute, not must it be interpreted as, an offer to sell exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities must be made solely and exclusively on the basis of the information set out in the relevant prospectus or offer document filed, or otherwise made public by the company or companies involved in the relevant offer or transaction. The information contained in this report is not definitive and is subject to changes and modifications and should not be relied upon in connection with any investment decision.

These materials contain or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning GDP growth, the earnings or earnings per share of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) and the proposed initiation of cash tender offer by BBVA for the shares and ADSs of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“BBVA Bancomer”) or the financing thereof. Any forward-looking statements included in these materials are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in the markets for BBVA and BBVA Bancomer’s products and services; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) macroeconomic, regulatory, political or governmental changes; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of BBVA or BBVA Bancomer. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA with the United States Securities and Exchange Commission (“SEC”), including BBVA’s 2002 annual report on Form 20-F and exhibits and amendments thereto, and the information furnished by BBVA Bancomer to the SEC in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act and to the Mexican Stock Exchange. BBVA does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

This document may contain summarized information or public information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular; the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and BBVA’s 2002 Annual Report on Form 20-F and information on Form 6-K that are filed with, or submitted to the SEC.

Distribution of this document in certain jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

WE EXPECT TO COMMENCE THE OFFER UPON RECEIPT OF REQUIRED REGULATORY APPROVALS. WE CANNOT GUARANTEE THAT SUCH APPROVALS WILL BE RECEIVED, WHEN THE OFFER WILL BE COMMENCED OR THAT THE OFFER WILL IN FACT BE COMMENCED.

WE URGE INVESTORS TO READ THE DEFINITIVE OFFER DOCUMENTATION THAT WILL BE MADE PUBLICLY AVAILABLE BY BBVA IN CONNECTION WITH THE PROPOSED OFFER FOR THE SHARES AND ADSS OF BBVA BANCOMER BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Board of Directors change

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. has accepted the resignation of Gregorio Marañón Beltrán de Lis.

Gregorio Marañón will continue with his duties as member of the board of trustees of Fundación BBVA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February, 2nd 2004	By:	/s/ Javier MALAGON NAVAS
		Name:	Javier MALAGON NAVAS
		Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.